Exhibit 99.1

PACIFIC THERAPEUTICS PLANS TO ACQUIRE TOWER THREE WIRELESS SAS

VANCOUVER, BC, Canada – August 2, 2016 – Pacific Therapeutics Ltd. (CSE: PT) (OTC: PCFTF) (Frankfurt: 1P3) (the “Company” or “PT”), announces that it has entered into a letter of intent (the “LOI”) with Tower Three Wireless SAS (“TOWERTHREE”) to acquire all of the issued and outstanding membership interests of TOWERTHREE (the “Transaction”). The Company will have until October 30, 2016 to conduct due diligence on TOWERTHREE, with a view to negotiating the terms of a definitive agreement in order to complete the Transaction.

About TOWERTHREE

TOWERTHREE is a privately held limited liability company formed under the laws of Colombia. TOWERTHREE was founded in 2015 with a mission to own and operate high quality cellular network infrastructure sites in South American markets that are experiencing strong usage growth. TOWERTHREE focuses primarily on building towers in municipalities where there is limited or no cellular coverage. This enhances the probability of multiple carriers sharing the tower and minimizes competitive risk. TOWERTHREE has assembled a decorated management team with top tier cellular development experience with one of South America’s largest tower developers. TOWERTHREE is currently focused on 4G LTE infrastructure expansion in Colombia and will look to open other territories to enhance coverage.

Highlights of the Proposed Transaction

Pursuant to the terms of the LOI, in consideration of the Transaction, PT will issue 30,000,000 common shares of PT at a deemed price of $0.10 per common share to the existing members of TOWERTHREE on a pro-rata basis in exchange for 100% ownership of all of the issued and outstanding membership interests of TOWERTHREE.

Private Placement Financing

Concurrent Financing

The Transaction is subject to PT completing an equity financing (the “Concurrent Financing”) by way of a private placement of units (the “Units”) to raise a minimum $750,000 and up to a maximum $1,500,000 at an intended price of $0.15 per Unit. Each Unit will consist of one common share and one common share purchase warrant. Each full warrant will entitle the holder to purchase an additional common share at the price of $0.40 per share for a period of twelve months from the closing of the Transaction. Should the Company’s share price trade at $0.60 per share for 10 consecutive trading days then the Company will have the option to give notice to the warrant holders to accelerate the exercise of the warrants within 10 days or the warrants will expire. The parties acknowledge that the funds from the Concurrent Financing will be held in escrow and not released until the Canadian Securities Exchange (“CSE”) approves the Transaction on such terms to be more particularly described in the Definitive Agreement

(hereinafter defined). The Company may pay finder fees in connection with the Concurrent Financing.

The net proceeds from the Concurrent Financing will be used for the development of the business and general working capital purposes.

Conditions of the Proposed Transaction

The Transaction is subject to a number of conditions precedent referenced below (collectively, the “Conditions Precedent”). Unless all of such conditions are satisfied or waived by the party for whose benefit such conditions exist, to the extent they may be capable of waiver, the Transaction will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all. The closing of the Transaction (the “Closing”) is subject to the satisfaction or waiver of the following closing conditions, which are for the benefit of both parties:

(a)	board of directors’ approval and shareholders’ approval of the Transaction and other matters contemplated in the LOI to be obtained by the Company;

(b)

approval of the Transaction and other matters contemplated by the LOI by the Manager of TOWERTHREE and the Investment Committee of the majority member of TOWERTHREE (in accordance with its Limited Liability Company Agreement), the approval of TOWERTHREE’s board of directors (and if applicable, its members);

(c)	completion of due diligence to the satisfaction of the parties, acting reasonably;

(d)

all necessary regulatory approvals with respect to the Transaction and the Concurrent Financing having been obtained, including but not limited to the approval of the CSE and the other applicable securities regulatory authorities;

(e)	the execution of the Definitive Agreement;

(f)	completion of the Concurrent Financing; and

(g)

cancellation of TOWERTHREE’s then outstanding options, share purchase warrants and any other securities exercisable or convertible into membership interests of TOWERTHREE and/or any other security of TOWERTHREE, if any.

Pursuant to the terms of the LOI, the parties have agreed to negotiate in good faith and enter into a definitive agreement (the “Definitive Agreement”), which, once executed, will supersede the LOI.

The Definitive Agreement will incorporate the principal terms of the Transaction described herein, and in addition, such other terms and provisions of a more detailed structure and nature as the parties may agree upon after receiving further tax, legal and financial advice from their respective advisers. However, there is no assurance that the Definitive Agreement will be successfully negotiated or entered into.

Additional Information

Further details regarding the proposed Transaction and the combined entity will be provided in a comprehensive press release if and when the parties enter into a Definitive Agreement. If completed, the Transaction will constitute a fundamental change pursuant to CSE policies.

About Pacific Therapeutics Ltd.

Pacific Therapeutics Ltd. is an early stage Vancouver-based pharmaceutical company focused on developing an herbal supplement, BP120, which is aimed at the treatment of immune deficiency and hypertension.

For further information contact:

Robert “Nick” Horsley
Chief Executive Officer & Director
rnpshorsley@gmail.com
(604) 559-8051

FORWARD LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Statements about the execution of a Definitive Agreement, closing of the Transaction, expected terms of the Transaction, the number of securities of the Company that may be issued in connection with the Transaction, the ownership of the Company, the requirement to obtain shareholder approval, if applicable, the terms of and the completion of the Concurrent Financing, and the parties’ ability to satisfy any and all other closing conditions, and receive necessary regulatory and CSE approvals in connection therewith, are all forward-looking information. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Factors that could cause the actual results to differ materially from those in forward-looking statements include, failure to obtain regulatory approval, the continued availability of capital and financing, and general economic, market or business conditions. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, there can be no assurance that the Transaction will occur or that, if the Transaction does occur, it will be completed on the terms described above. The Company assumes no responsibility to update or revise forward-looking information to reflect new events or circumstances unless required by law. Readers should not place undue reliance on the Company’s forward-looking statements.